                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13G/A


                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*


                          SoftKey International, Inc.
        ----------------------------------------------------------------
                               (Name of Issuer)


                                  Common Stock
        ----------------------------------------------------------------
                         (Title of Class of Securities)


                                   83402N109
                         -----------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with the statement [_] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                              Page 1 of 7 Pages
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-------------------                               -----------------
CUSIP No. 83402N109          13G                  Page 2 of 7 Pages
-------------------                               -----------------

--------------------------------------------------------------------------
 1.    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Aeneas Venture Corporation
--------------------------------------------------------------------------
                                                           (a)        [X]
  2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                           (b)        [_]
--------------------------------------------------------------------------
  3.   SEC USE ONLY
--------------------------------------------------------------------------
  4.   CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------
                      5.   SOLE VOTING POWER
     NUMBER OF                   0 shares
      SHARES          ----------------------------------------------------
   BENEFICIALLY       6.   SHARED VOTING POWER
     OWNED BY                    ----
       EACH           ----------------------------------------------------
     REPORTING        7.   SOLE DISPOSITIVE POWER
      PERSON                     0 shares
       WITH           ----------------------------------------------------
                      8.   SHARED DISPOSITIVE POWER
                                 ----
---------------------------------------------------------------------------
  9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON
                   0 shares
--------------------------------------------------------------------------
  10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES         [_]
       CERTAIN SHARES*
--------------------------------------------------------------------------
  11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                   0%
--------------------------------------------------------------------------
  12.  TYPE OF REPORTING PERSON*
                   CO
--------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------                               -----------------
CUSIP No.  83402N109           13G                 Page 3 of 7 Pages
--------------------                               -----------------
---------------------------------------------------------------------------
 1.    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Phemus Corporation
---------------------------------------------------------------------------
                                                           (a)        [X]

 2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                           (b)        [_]
---------------------------------------------------------------------------
 3.    SEC USE ONLY
---------------------------------------------------------------------------
 4.    CITIZENSHIP OR PLACE OF ORGANIZATION
               Massachusetts
---------------------------------------------------------------------------
                       5.  SOLE VOTING POWER
     NUMBER OF                   412,195 shares
       SHARES          ----------------------------------------------------
    BENEFICIALLY       6.  SHARED VOTING POWER
      OWNED BY                   ----
        EACH           ----------------------------------------------------
     REPORTING         7.  SOLE DISPOSITIVE POWER
       PERSON                    412,195 shares
        WITH           ----------------------------------------------------
                       8.  SHARED DISPOSITIVE POWER
                                 ----
---------------------------------------------------------------------------
 9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON
                   412,195 shares
---------------------------------------------------------------------------
10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES          [_]
       CERTAIN SHARES*
---------------------------------------------------------------------------
11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                   1.7%
---------------------------------------------------------------------------
12.    TYPE OF REPORTING PERSON*
                   CO
---------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13G
                                 ------------


Item 1(a)   Name of Issuer:
               SoftKey International, Inc.

     1(b)   Address of Issuer's Principal Executive Offices:
               One Athenaum Street
               Cambridge, MA  02142

Item 2(a)   Name of Person Filing:
               (1)  Aeneas Venture Corporation ("Aeneas")
               (2)  Phemus Corporation ("Phemus")

     2(b)   Address of Principal Business Office or, if none,
               Residence:
               (1)   Aeneas Venture Corporation
                     c/o Harvard Management Company, Inc.
                     600 Atlantic Avenue
                     Boston, Massachusetts  02210
               (2)   Phemus Corporation
                     c/o Harvard Management Company, Inc.
                     600 Atlantic Avenue
                     Boston, Massachusetts  02210

     2(c)   Citizenship:
               (1)  Delaware
               (2)  Massachusetts

     2(d)   Title of Class of Securities:
               Common Stock

     2(e)   CUSIP Number:
               83402N109

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b):
                    Each of the entities filing are wholly-owned subsidiaries of the endowment fund of Harvard University and together are a Group in accordance with Rule 13d-1(b)(1)(ii)(H).


                               Page 4 of 7 Pages
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Item 4(a)   Amount beneficially owned:

               (1)  By Aeneas:  0 shares
               (2)  By Phemus:  412,195 shares

     4(b)   Percent of Class:
               (1)  By Aeneas:  0%
               (2)  By Phemus:  1.7%

     4(c)   Number of shares as to which such person has:

            (i)   sole power to vote or to direct the vote:
                     (1)  By Aeneas:  0 shares
                     (2)  By Phemus:  412,195 shares
            (ii)  shared power to vote or to direct the vote:
                     ---------
            (iii) sole power to dispose or to direct the disposition of:
                     (1)  By Aeneas:  0 shares
                     (2)  By Phemus:  412,195 shares

            (iv)  shared power to dispose or to direct the disposition of:
                     ----------

Item 5      Ownership of Five Percent or less of a Class:
            This statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owner of more than five percent of the class of securities.

Item 6      Ownership of more than Five Percent on behalf of another person:
                     Not Applicable.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
                     Not Applicable.

Item 8      Identification and Classification of Members of the Group:
                     See Exhibit A attached hereto.

Item 9      Notice of Dissolution of Group:
                     Not Applicable.

                               Page 5 of 7 Pages
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Item 10 Certification:

        By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

        After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                       AENEAS VENTURE CORPORATION


                                       By: /s/ Verne O. Sedlacek
                                       -----------------------------------------
                                         Name:  Verne O. Sedlacek
                                         Title:    Authorized Signatory


                                       PHEMUS CORPORATION


                                       By:   /s/ Verne O. Sedlacek
                                          --------------------------------------
                                         Name:  Verne O. Sedlacek
                                         Title:    Authorized Signatory


February 13, 1996

                               Page 6 of 7 Pages
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                                   Exhibit A
                                   ---------

Member of Group                                         Item 3 Classification
---------------                                         ---------------------

(1)  Aeneas Venture Corporation                                   CO
(2)  Phemus Corporation                                           CO

                               Page 7 of 7 Pages